FORM 10SB

                         NORTH SHORE CAPITAL ADVISORS CORP.

                              Filed: March 3, 2005

     Registration for small business issuers pursuant to section 12(b) of Securities Exchange Act

                       AS FILED WITH THE SECURITIES AND
                       EXCHANGE COMMISSION ON MARCH 3,
                           2005 REGISTRATION NO.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                        SECURITIES OF SMALL BUSINESS ISSUERS
                     Under Section 12(b) or (g) of The Securities Exchange
                                  Act of 1934

                       NORTH SHORE CAPITAL ADVISORS CORP.

                 (Name of Small Business Issuer in its charter)

                                    Delaware

              (State or other jurisdiction of incorporation or organization)

                                   20-1354612

                               (I. R. S. Employer
                              Identification No. )

                 20 Marlin Lane, Port Washington, New York 11050

               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (516) 944-0081

                      Securities to be registered pursuant
                          to Section 12(b) of the Act.

                               Title of each class



                                      None

                    Name of each exchange on which registered

               ----------------------------------------------------

                         Securities to be registered pursuant
                          to Section 12 (g) or the Act.

                    Common Stock, par value $.0001 per share

                ----------------------------------------------------
                                (Title of Class)

                             REGISTRATION STATEMENT
                       NORTH SHORE CAPITAL ADVISORS CORP.



North Shore Capital Advisors Corp. ("NSCA" or the "Company") is furnishing this Registration Statement with respect to its outstanding shares of Common Stock, par value $.0001 per share (the "NSCA Stock"). There is no current trading market for NSCA Stock.

IN REVIEWING THIS REGISTRATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REGISTRATION STATEMENT.

THIS REGISTRATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of NSCA with inquiries related to the Registration Statement should contact Steven Cohen, President of North Shore Capital Advisors Corp., 20 Marlin Lane, Port Washington, New York 11050, telephone (516) 944-0081, facsimile (516) 944-0081.


                The date of this Registration Statement is ____________, 2005

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                                TABLE OF CONTENTS


Part I

Cautionary Note Regarding Forward-Looking Statements.                      5
Item 1  Description of Business.................................           6
Item 2  Managements' Discussion & Analysis of Financial Condition
                & Results of Operations.........................           11
Item 3  Description of Properties...............................           16
Item 4  Security Ownership of Certain Beneficial Owners and Management.    17
Item 5  Directors and Executive Officers, Promoters and Control Persons    18
Item 6  Executive Compensation.........................................    19
Item 7  Certain Relationships and Related Transactions.................    20
Item 8  Description of Securities......................................    21


Part II

Item 1  Trading Market ................................................    22
Item 2  Legal Proceedings..............................................    23
Item 3  Changes In And Disagreements With Accountants..................    23
Item 4  Recent Sales Of Unregistered Securities........................    24
Item 5  Indemnification of Directors and Officers..........................25

Experts.................................................                   26
Where You Can Find More Information.....................                   26


Part FS


Part III  Index to Financial Statements..................                  27
          Index to Exhibits..............................                  27

Exhibit 3.1  Certificate of Incorporation of North Shore Capital Advisors Corp.
Exhibit 3.2  Bylaws of North Shore Capital Advisors Corp.
Exhibit 4.1  Form of Warrant
Exhibit 5.1  Investment banking Agreement between NSCA and The Merton Group, LLC
Exhibit 5.2  Investment banking Agreement between NSCA and Rivkalex Corp.
Exhibit 5.3  Employment Agreement between NSCA and Steven Cohen
Exhibit 5.4  Finder's Agreement between NSCA and Steven Cohen

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                                     PART I

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements under "Description of Business," "Risk Factors" and elsewhere in this Registration Statement, including any Annexes hereto, constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by words such as "may," "will, " "should," "could," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," "proposed," "future" or "continue," or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under "Risk Factors" beginning on page 11 hereof. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume any responsibility for the accuracy and completeness of such statements in the future. We do not plan to update any of the forward-looking statements after the date of this Registration Statement to conform such statements to actual results.

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Item 1.  Description of Business


Our Company

     NSCA is a recently formed financial services firm which delivers hands-on investment banking services including corporate advisory services, mergers & acquisitions, and divestitures, including business and asset valuations. Our focus is on small and emerging growth public and private companies that historically have not had the access to or resources to hire the larger, more established financial services and investment banking firms.

     Mergers - We represent private and public companies in merger transactions encompassing a spectrum of requirements from valuations to negotiations of definitive agreements.

     Acquisitions - We advise clients on acquisition strategies and negotiate purchase agreements. Such acquisitions may take the form of stock or asset transactions. We use industry contacts and relationships, extensive databases and effective search concepts to identify acquisition targets that fit with a client's business. We identify potential acquisition targets and, with the assistance of our clients' attorneys and accountants negotiate all documentation.

     Sales and Divestitures - We also advise sellers of specific assets and companies. We prepare in-depth valuations, descriptive memoranda, research the market place for the most logical buyers, approach identified targets and proactively negotiate all business aspects of the transaction documents, working with our clients' legal and tax advisors.

     Business and Asset Valuations - We may provide clients and their owners with independent business and asset valuations. We will use proven financial methodologies that derive value, and incorporate cross functional reviews of relevant markets, operational capabilities and financial strengths and weaknesses.

         In January 2005 NSCA entered into its first investment banking agreement and in February 2005 NSCA entered into an investment banking agreement with its second client.

     We may seek acquisitions or mergers with other entities in our current area of business which are intended to enhance our value. In the event we are unable to identify suitable acquisition or merger candidates, we may elect to acquire or merge with an entity in a related or unrelated field. To date, we have not identified any potential businesses to acquire or merge with.

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Industry Background


     All aspects of the Company's business are highly competitive. We compete in markets directly with numerous other firms in the areas of corporate finance and strategic advisory services, including investment banking firms, traditional and online securities brokerage firms, investment advisers, venture capital firms and certain commercial banks.

     The financial services industry has become considerably more concentrated as numerous securities firms have been acquired by or merged into other firms. This provides an opportunity for NSCA to provide investment banking services to smaller and emerging growth companies, which services can generally not be provided on a cost-efficient basis by many of our larger competitors. However, these developments have increased competition from other firms, most of which have significantly greater equity capital than the Company. Legislative and regulatory changes in the United States allow commercial banks to enter businesses previously limited to investment banks, and several large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Most of these firms have far greater capital than the Company and have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support their investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in the Company's businesses.

Historical Operations


     NSCA was organized in the State of Delaware in 2004. Since its formation NSCA has raised an aggregate $83,350 from the sale of NSCA Stock to its founders and in a private placement which closed in February 2005 (the "Private Placement"). In January 2005 NSCA entered into its first investment banking agreement and in February 2005 NSCA entered into its second investment banking agreement.

     NSCA believes that its business can grow in two ways. The first would be to expand internally by hiring more employees and entering into additional investment banking agreements. The second would be through acquisitions or mergers with other entities in its or related businesses.


Selection of Business Opportunities

     NSCA anticipates that in the event that it elects to seek a business opportunity, the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that being a public corporation will help the Company find an acquisition candidate for the following reasons; facilitate and improve the terms on which additional equity financing may be sought, provide incentive stock options or similar benefits to key employees, increase the opportunity to use securities for acquisitions, provide liquidity for shareholders and other factors. Management anticipates that business opportunities may be available in many different industries, both within and without the investment banking industry and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     NSCA will have limited capital with which to provide the owners of business entities with any cash or other assets. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, NSCA's officers and directors. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations; if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the company after the business combination; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of services, or trades; name identification; and other relevant factors.

     NSCA may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which NSCA may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which NSCA may offer.

     With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Any merger or acquisition effected by NSCA can be expected to have a significant dilutive effect on the percentage of shares held by NSCA's shareholders at such time.

     We intend to develop a marketing team which we believe will be crucial to our future growth and success. The marketing team will be engaged full-time to develop our brand and image recognition. We have developed a web site and will participate in executive seminars, trade shows and market research. In addition, we intend to make presentations at seminars to improve our visibility.


Investment Banking Agreements

         As of the date hereof, NSCA has entered into investment banking agreements with two clients.


Employees

         NSCA currently employs one person, its President, who devotes only a portion of his business time to the affairs of NSCA.

     We may seek to acquire other businesses and to retain qualified professionals from such businesses. In addition, we intend to recruit qualified professionals from other investment banking organizations. We will use internal and external recruiting resources, employees' referrals and the Internet to attract new professionals.


Competition

     The financial services marketplace is highly competitive. Many of our competitors are much larger than us and have far greater resources than us and have been in business for a longer period than we have.

     The market for our services is subject to rapid change and increased competition from large existing companies, smaller existing companies and new entrants. However, we believe the market will continue to offer significant opportunity for multiple companies due to the ever-increasing need for financial services, particularly small and emerging growth public and private companies.

     We are a Delaware corporation with executive offices located at 20 Marlin Lane, Port Washington, New York 11050, telephone 516/944-0081, facsimile (516) 944-0081. We maintain a website at www.nscapitaladvisors.com.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS


     The financial information included herein should be read in conjunction with the Financial Statements, including the Notes thereto.


Operations

     NSCA was formed on June 29, 2004. In early 2005 NSCA closed the Private Placement and entered into its first two investment banking agreements. To date, NSCA has had no revenue from operations. Administrative costs incurred to date have been expended in connection with general and administrative expenses related to the Company's formation and organization, and the Private Placement.


Liquidity and Capital Resources

     Since its recent inception, NSCA has funded its operations exclusively from the sale of NSCA Stock to its founders and in connection with the Private Placement. In addition, a principal stockholder of NSCA has agreed to lend the Company up to $25,000. We anticipate that as NSCA expands additional funds will be required.

     We may seek to borrow funds from banks or other lending institutions although NSCA currently has no commitments for any such borrowings and no assurance can be given that any such commitments will be obtained on terms acceptable to NSCA.

     In addition we may seek to sell additional shares of NSCA Stock in a private placement or public offering or our Board of Directors may authorize the sale of NSCA Preferred Stock. No such stock offering is currently contemplated and no assurance can be given that any such offering will be successfully completed.

     Finally, NSCA has recently begun operations, having entered into its first two investment banking agreements in early 2005.


Risk Factors

     The following factors should be considered carefully in evaluating the Company and its business. Additional risks and uncertainties not presently known to us may also effect our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected.

         We Are Recently Formed.

     NSCA was incorporated on June 29, 2004. To date, NSCA has engaged in only limited business operations. In February 2005, NSCA completed the Private Placement and in January 2005 and February 2005 entered into investment banking agreements with its first two clients.

         We have no Operating History or Revenues and Only Minimal Assets.

     We have no operating history nor any revenues or earnings from operations to date. We have no significant assets or financial resources, except for the funds raised in the Private Placement and funds contributed by NSCA's founders. No assurance can be given that we will be able to develop our business or find a suitable merger or acquisition candidate.

         We depend on our senior management team, and the loss of any member may adversely affect our business.

     We believe that our success will depend on the continued employment of Mr. Cohen, our sole Officer and Director. We will also need to hire additional members of senior management. This dependence is particularly important to our business since personal relationships are a critical element of obtaining and maintain client engagements. If one or more members of our senior management team were unable or unwilling to continue in their present positions, such persons may be difficult to replace and our business could be seriously harmed. Accordingly our inability to hire any members of senior management, or the loss of one or more members of our senior management team, could impact our future revenue. In addition, if any of these key employees were to join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients could not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

         We must recruit and retain qualified professionals to succeed in our labor-intensive business.

     Our future success will depend in large part on our ability to recruit and retain qualified investment bankers and other professional personnel. Qualified professionals are in demand and are likely to remain a limited resource in the foreseeable future. Any inability to recruit and retain a sufficient number of qualified employees could hinder the growth of our business.

         Potential future acquisitions could be difficult to integrate and could, therefore, adversely affect our operating results.

     One of our strategies for growth is the acquisition of businesses. Currently, we do not have any acquisitions pending. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including:

     o Diversion of management's attention; o Potential failure to retain key acquired personnel o Assumptions of unanticipated legal liabilities and other problems o Difficulties of integrating systems, operations and cultures; and o Amortization of acquired intangible assets.

     Our failure to successfully manage future acquisitions could seriously harm our operating results. It is anticipated that acquisitions will be funded through a combination of cash from operations or from debt or equity financings and/or by the issuance of NSCA Stock directly to the acquired entity or its shareholders.


         We may not be able to protect our confidential information and proprietary rights.

     While we  intend  to  require  our  employees  to  execute  confidentiality agreements, we cannot assure that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our proprietary information, our business could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management.

         Competition in the financial services marketplace is strong.

     The market for our services is subject to intense competition from large existing players, smaller existing players and new entrants. Many of these competitors have much greater resources then us.



         Current Management Devotes Limited Time to Company.

     Management anticipates devoting only part of its time to the business of the Company. The Company's only officer is Steven Cohen, President, Secretary and Treasurer. Mr. Cohen has a written employment agreement with the Company but will not receive any compensation thereunder until annualized revenue of NSCA exceeds $500,000, on a quarterly basis. The Company has not obtained key man life insurance on Mr. Cohen. Notwithstanding the limited time commitment of management, loss of the services of Mr. Cohen would adversely affect development of the Company's business.

         Lack of Public Market For Our Common Stock.

     There has previously been no public market for our common stock, and our stockholders may not be able to resell their shares at or above the price at which they purchased their shares, or at all.

     An active public market for our common stock may not be sustained in the future. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control.

         These factors include:

o        Competitors entering the financial services market;

o Changes in earnings estimates or recommendations by securities analysts;

o        Developments in our industry; and

o General market conditions and other factors, including factors unrelated to our own operating performance.


     The stock market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility may be worse if the trading volume of our common stock is low.


     Several Principal Shareholders will continue to have substantial control over the Company after the Offering.


     Six principal shareholders (including our President) own 218,200 shares of Common Stock, which represents 77.3% of the outstanding NSCA Stock. Consequently, they will be able to control the direction of the Company. These shareholders also own 772,800 warrants to purchase NSCA Stock at an exercise price of $0.12 per share. These shareholders have agreed to escrow their shares until the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of NSCA Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. While in escrow the holders of the shares will be able to vote such shares but may not sell them.

     Reporting requirements may delay or preclude acquisition.



     Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by NSCA. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         NSCA's officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them.

     NSCA's Certificate of Incorporation provides that NSCA will indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. NSCA's Certificate of Incorporation also provides for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate NSCA's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of NSCA and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of NSCA Stock from bringing an action against management because NSCA may be responsible for paying all costs associated therewith, which could negatively impact the value of the NSCA Stock.

     NSCA has no intention of paying dividends on its common stock in the near future and holders of NSCA Stock will have to rely on the appreciation thereof to realize any monies from holding these securities.

     NSCA has not paid any dividends on the NSCA Stock and does not anticipate paying cash dividends in the foreseeable future. NSCA intends to retain any earnings to finance the growth of its business. Management of NSCA cannot assure you that NSCA will ever pay cash dividends. Accordingly, holders of NSCA Stock will have to rely on the appreciation thereof to realize any monies from holding these securities.

Item 3.  Description of Properties


     NSCA has no properties and at this time has no agreements to acquire any properties. NSCA currently uses the offices of management at no cost. Management has agreed to continue this arrangement until NSCA requires larger space. Management believes that office space will be available at reasonable rents when such space is needed.

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Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of March 1, 2005, regarding the beneficial ownership of NSCA Stock by (1) each director and executive officer of NSCA; (2) each person or group known by NSCA to beneficially own 5% or more of the outstanding shares of NSCA Stock; and (3) all executive officers and directors of NSCA as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.


Name and Address             Amount of             Percentage of Outstanding
of Beneficial Owner    Beneficial Ownership              Shares Owned1


Steven Cohen               10,000 shares2, 3                   3.5%
20 Marlin Lane
Port Washington, NY 11050

Krovim LLC                110,000 shares2, 3                  39.0%
Nesher LLC, Manager
Dov Perlysky, Manager
P.O. Box 339 Lawrence, NY 11559

Pamela Katz                28,100 shares2, 3                   9.95%
One Leeds Drive
Port Washington, NY 11050

Pamela Turkel              25,100 shares2,3                    8.9%
440 East 23rd Street
New York, NY 10010

Alison Bell                20,000 shares2, 3                   7.1%
1035 Fifth Avenue
New York, NY 10028

Rosalind Davidowitz        25,000 shares2                      8.9%
7 Sutton Place South
Lawrence, New York 11559


All executive officers and
Directors as a group       10,000 shares2, 3                   3.5%
    (1 person)

____________________________________
1    Based on a total of 282,350 shares outstanding as of March 1, 2005.

2 These shares are being held in escrow. Such shares shall be released from escrow upon the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of Common Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, The NASDAQ Stock Market or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. While in escrow, the holders of the shares will be able to vote such shares but may not sell them.

3 Does not include warrants to purchase 40,000, 440,000, 100,400, 112,400 and 80,000 shares of common stock beneficially owned by Mr. Cohen, Krovim LLC, Mrs. Turkel, Mrs. Katz and Mrs. Bell, respectively.

       Item 5. Directors and Executive Officers, Promoters and Control Persons


     The following table lists, as of March 1, 2005, NSCA's directors, executive officers and key employees, as well as promoters and control persons of NSCA:

Name               Age            Title
-------           -----           -----
Steven Cohen       42             President, Treasurer, Secretary & Director

     Mr. Cohen was the Senior Vice President - Head of Sales & Marketing at TradingLab, Inc., the structured products subsidiary of Italian Bank UniCredito Italiano from May 2002 to April 2004. From 2001 to May 2002, Mr. Cohen was a financial advisor at AXA Advisors, LLC, a financial planning and investment firm. From 1999 to 2001, Mr. Cohen was President and Co-founder of eFrontiers, Inc., a startup Internet wealth management firm. eFrontiers filed for protection under Chapter 7 of the U.S. Bankruptcy Code in December 2000. Mr. Cohen was a Vice President at Morgan Stanley Asset Management from 1998 to 1999 and from 1996 to 1998 was a Vice President - Product Development / Mergers & Acquisitions at Prudential Investments. Prior to Prudential, Mr. Cohen worked in Business Development and Product Marketing at Lehman Brothers. He received his B.S. in Finance and Accounting from the University of Buffalo in 1985 and a Masters in Business Administration (MBA) in Finance from New York University in 1992. Mr. Cohen is a Certified Financial Planner (CFP) and a Certified Public Accountant
(CPA) and holds NASD Series 7, 24, 63 and 65 licenses.


     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors appoints officers as necessary.

         Mr. Cohen engages in other business activities. Accordingly, he will not devote his entire efforts or time to the affairs of NSCA.


Committees of the Board

     The Board does not have an audit, nominating or a compensation committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors. Compensation of management is determined by the entire Board of Directors.

         NSCA expects that at such time as the business grows it will formulate appropriate committees of the board.

Item 6.  Executive Compensation


     To date no compensation has been paid to Mr. Cohen. In January 2005, Mr. Cohen entered into an employment agreement (the "Cohen Agreement") with NSCA. This agreement has an initial term of three years and provides that Mr. Cohen will receive compensation of $50,000 per annum once NSCA's annualized revenues exceed $500,000 on a quarterly basis. The Cohen Agreement does not require Mr. Cohen to devote his full time and effort to the business of NSCA. In addition in July 2004 the Company entered into a Finder's Agreement ("Finder's Agreement") with Mr. Cohen which provides that if Mr. Cohen first introduces an entity to the Company that results in a merger with the Company, the Company will issue, at the closing of the merger, to Mr. Cohen five year warrants to purchase 200,000 of Common Stock at an exercise price of $1.00 per share.


Compensation of Directors

     Directors do not receive any direct or indirect compensation for serving in such capacity. NSCA will reimburse directors for all reasonable costs and expenses incurred in connection with attending or participating in meetings of the Board.


Employment Agreements

         Other than the Cohen Agreement, NSCA is not party to any agreements with management.


Stock Based Compensation

     NSCA does not have a stock option or compensation plan and has never issued any stock based compensation. No stock options or restricted stock grants have been issued through the date of this Registration Statement.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company sold 110,000 shares of its common stock and warrants ("Warrants") to purchase an additional 440,000 shares of common stock at $.12 per share to Krovim LLC in exchange for an aggregate of $550. In addition Krovim has agreed to loan the Company up to $25,000, which loan will bear interest at the rate of prime plus 2% per annum. No such loans have been made.



     The Company sold (i) 10,000 shares of Common Stock and 40,000 Warrants to its President, Steven Cohen, in exchange for an aggregate of $50; (ii) 28,100 shares of Common Stock and 112,400 Warrants to Mrs. Katz in exchange for an aggregate of $140, (iii) 25,100 shares of Common Stock and 100,400 Warrants to Mrs. Turkel in exchange for an aggregate of $125.50 and (iv) 20,000 shares of Common Stock and 80,000 Warrants to Mrs. Bell in exchange for an aggregate of $100.

Item 8.  DESCRIPTION OF SECURITIES


Common Stock

     The Company is authorized to issue up to 10,000,000 shares of NSCA Stock par value $.0001. As of March 1, 2005, 282,350 shares of NSCA Stock were outstanding.

     Each outstanding share of NSCA Stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. At each election for directors, every shareholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote.

     Holders of NSCA Stock are entitled to receive ratably, such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of NSCA, the holders of NSCA Stock are entitled to receive ratably the net assets of NSCA after payment of all debts and liabilities. Holders of NSCA Stock have no preemptive, subscription, redemption or conversion rights.


Preferred Stock

     The Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock") which may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors may declare by resolution. To date no shares of Preferred Stock have been issued.

     The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of Preferred Stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the Board of Directors has the authority to issue shares of Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

                                     PART II


Item 1.  Trading Market


     As of the date hereof, none of NSCA's securities is traded on any public market. NSCA will explore the possibility of causing the NSCA Stock to be admitted for quotation on the Over the Counter Electronic Bulletin Board ("OTCBB"); however, management of NSCA cannot assure you that it will pursue such course of action, that it will identify a broker to sponsor such listing, that the NSCA Stock will be admitted for trading or if admitted for trading that a liquid market for the securities ever will develop.


Number of Shareholders of Record

         As of March 1, 2005, there were approximately 119 holders of record of the NSCA Stock.


Dividend Policy

     NSCA currently intents to retain all available earnings, if any, generated by its operations. Accordingly, NSCA does not anticipate paying cash dividends on the NSCA Stock in the foreseeable future. Any future determination as to the payment of dividends will be in the discretion of NSCA's Board of Directors and will be dependent upon NSCA's results of operations, financial condition and other factors deemed relevant by NSCA's Board.


Shares Eligible for Future Sale

     As of the date hereof, there are a total of 282,350 shares of NSCA Stock outstanding. Of such shares 218,200 shares (77.3%) of NSCA Stock are owned by officers, directors, affiliates and entities controlled by them and are subject to the limitations of Rule 144. Affiliates may rely on Rule 144 with respect to the resale of all of such shares.

     Rule 144: Under Rule 144 as currently in effect, a person who beneficially has owned restricted securities for at least one year, including persons who may be deemed affiliates of NSCA are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

           o one percent of the number of shares of common stock then outstanding, which will equal approximately 2,824 shares if no other shares are issued; or

           o The average  weekly  trading  volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales of restricted securities under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about NSCA. These limitations apply to both restricted and unrestricted shares held by persons who are affiliates of NSCA.

     In addition, certain shareholders of NSCA owning in the aggregate 218,200 shares of NSCA Stock have agreed to escrow their shares until the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of NSCA Stock has equaled or exceeded $1.00 per shares on the NASDAQ Bulletin Board, NASDAQ, National Market System or the American or New York Stock Exchange for at least ten (10) consecutive trading days. During the time such shares are held in escrow they may be voted by the holders thereof but may not be sold.

     Rule 144(k): Under Rule 144(k), a person who is not deemed to have been an "affiliate" of NSCA at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     64,150 shares of NSCA Stock are owned by non-affiliated shareholders. Of these shares, 57,350 shares were acquired in the Private Placement pursuant to an exemption from registration set forth in Rule 504 of Regulation D. The offering was registered in the State of Nevada and each investor was provided with a substantive disclosure document prior to the sale.

     Management of NSCA can make no prediction as to the effect, if any, that market sales of shares of NSCA Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of NSCA Stock in the public market could adversely affect the market price of the NSCA Stock and could impair NSCA's future ability to raise capital through an offering of its equity securities.


Item 2.  LEGAL PROCEEDINGS

     NSCA is not presently party to any material legal proceeding nor are we aware of any material pending or potential legal proceeding which might be instituted against NSCA.


Item 3.  Changes in and Disagreements with Accountants

         None

Item 4.  RECENT SALES OF UNREGISTERD SECURITIES


     In July 2004, NSCA sold 200,000 shares of NSCA stock and 800,000 Warrants to purchase an additional 800,000 shares of NSCA Stock at an exercise price of $0.12 per share, to its founders, for a total consideration of $1,000. In July 2004, NSCA sold 25,000 shares of NSCA stock to one shareholder in exchange for $2,000 in cash and a note in the principal amount of $23,000 (the "Note"). Such sales were made is reliance upon an exemption from registration provided under
Section 4(2).

     In February 2005, NSCA closed the Private Placement pursuant to which it sold 57,350 shares of NSCA Stock for an aggregate of $57,350. On February 1, 2005, the Note was paid in full. All of such sales were made in reliance upon an exemption from registration provided by Section 3(b) of the Act.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     NSCA is incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. NSCA's Certificate of Incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a Certificate of Incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

         (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

         (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         (3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or

         (4) for any transaction from which the director derived an improper personal benefit.

         NSCA's Certificate of Incorporation contains such a provision.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or control persons pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS


     This Form 10-SB may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. NSCA intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding NSCA's expected financial position and operating results, its business strategy, financing plans and the outcome of any contingencies are forward-looking statements. These statements can sometimes be identified by the use of forward-looking words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although management believes that its expectations that are expressed in these forward-looking statements are reasonable, it cannot promise that its expectations will turn out to be correct. NSCA's actual results could be materially different from management's expectations.

         When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. NSCA's forward-looking statements speak only as of the date made.


                                     EXPERTS

     The financial statements of NSCA as of December 31, 2004 and for the period then ended included in this Information Statement have been audited by Silverstein & Weiss, independent accountants, as set forth in their report contained herein. These financial statements have been included in reliance upon the report of Silverstein & Weiss, given upon the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy all or any portion of the Form 10-SB registration statement of which this Registration Statement forms a part or any other information NSCA files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. NSCA's SEC filings, including the Form 10-SB registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

     As a result of the filing of the Form 10-SB, NSCA will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

                               SILVERSTEIN & WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS
                                300 MERRICK ROAD
                              LYNBROOK, N.Y. 11563

Bernard W. Silverstein, C.P.A.
Allan Weiss, C.P.A.
-------------------------------------
Bernard M. Suss

MR. STEVEN COHEN, PRESIDENT NORTH SHORE CAPITAL ADVISORS CORP.
20 MARLIN LANE
PORT WASHINGTON, N.Y. 11050

DEAR MR. COHEN,

     WE HAVE AUDITED THE STATEMENT OF FINANCIAL CONDITION OF NORTH SHORE CAPITAL ADVISORS CORP. AS OF DECEMBER 31, 2004 AND THE RELATED STATEMENTS OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2004. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

     WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

     IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF NORTH SHORE CAPITAL ADVISORS CORP. AS OF DECEMBER 31, 2004, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE PERIOD THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

SILVERSTEIN & WEISS
CERTIFIED PUBLIC ACCOUNTANTS

LYNBROOK, N.Y.
FEBRUARY 12, 2005

                       NORTH SHORE CAPITAL ADVISORS CORP.
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 2004


                                     ASSETS


CASH IN BANK                                      $       1,794
NOTE RECEIVABLE                                          23,000
ORGANIZATION COSTS                                        6,259
                                                         ------
TOTAL ASSETS                                      $      31,053
                                                         =====


                      LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED LIABILITIES                               $      10,702
                                                         -----
STOCKHOLDERS' EQUITY

COMMON STOCK $.0001 PAR VALUE, AUTHORIZED 10,000,000
SHARES, ISSUED AND OUTSTANDING 225,000 SHARES                 23

PREFERRED STOCK $.0001 PAR VALUE,
AUTHORIZED 2,000,000 SHARES, ISSUED-NONE
                                                               0

ADDITIONAL PAID IN CAPITAL                                25,977

RETAINED EARNINGS (DEFICIT)                               (5,649)

TOTAL STOCKHOLDERS' EQUITY                                20,351

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $      31,053
                                                          =====





             The accompanying notes AND independent AUDITORS' REPORT
                     are an integral part of this statement.

                       NORTH SHORE CAPITAL ADVISORS CORP.
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 2004






REVENUES-INTEREST INCOME                            $            3
                                                             -----

EXPENSES:FILING FEES                                         1,110
PROFESSIONAL FEES                                            3,880
MISCELLANEOUS COSTS                                             71
BANK CHARGES                                                    28
STATE FRANCHISE TAX                                            563
                                                             -----


TOTAL EXPENSES                                               5,652
                                                             -----

NET LOSS FOR THE PERIOD                              $      (5,649)
                                                             =====














             THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT
                     ARE AN INTEGRAL PART OF THIS STATEMENT.

                       NORTH SHORE CAPITAL ADVISORS CORP.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED DECEMBER 31, 2004


                     TOTAL                           ADDITIONAL    RETAINED
                 STOCKHOLDERS' COMMON   PREFERRED    PAID-IN       EARNINGS
                    EQUITY     STOCK       STOCK     CAPITAL       DEFICIT


INCEPTION         $    0       $     0    $    0     $    0       $      0

ACTIVITY           20,351           23         0     25,977          (5,649)


                  ------           ----     -----    ------          ------


ENDING           $ 20,351       $   23     $   0     $25,977       $ (5,649)
                   ======          ===      =====    ======           =====











             THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT
                     ARE AN INTEGRAL PART OF THIS STATEMENT.

                       NORTH SHORE CAPITAL ADVISORS CORP.
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD ENDED DECEMBER 31, 2004






CASH FLOWS FROM OPERATING ACTIVITY

NET LOSS                                                 $      (5,649)

INCREASE IN CAPITAL STOCK                                           23
INCREASE IN PAID IN CAPITAL                                     25,977
INCREASE IN ORGANIZATION COSTS                                  (6,259)
INCREASE IN ACCRUED LIABILITIES                                 10,702
INCREASE IN NOTE RECEIVABLE                                    (23,000)
                                                               -------

NET INCREASE IN CASH                                     $       1,794
                                                                =======



















             THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT
                     ARE AN INTEGRAL PART OF THIS STATEMENT.

                       NORTH SHORE CAPITAL ADVISORS CORP.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




1) THE CORPORATION WAS INCORPORATED ON JUNE 29, 2004 IN THE STATE OF DELAWARE, UNDER THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

2) THE CORPORATION IS A START-UP STAGE ENTITY, WHOSE ACTIVITY INCLUDES THE ISSUANCE OF COMMON STOCK.

3) THE CORPORATION ALSO HAS OUTSTANDING WARRANTS TO PURCHASE AN AGGREGATE OF 800,000 SHARES OF COMMON STOCK AT AN EXERCISE PRICE OF $0.12 PER SHARE. THE WARRANTS EXPIRE JULY 1, 2014.

4)   THE NOTE  RECEIVABLE,  IN THE AMOUNT OF  $23,000,  WAS PAID ON  FEBRUARY 1,
     2005.

5) ON FEBRUARY 10, 2005, THE CORPORATION RECEIVED $57,350 IN CONNECTION WITH A PRIVATE PLACEMENT OF 57,350 SHARES OF COMMON STOCK.








                      THESE NOTES TO THE FINANCIAL STATEMENTS
                ARE AN INTEGRAL PART OF THE INDEPENDENT AUDITORS' REPORT.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.

3.1      Certificate of Incorporation of NSCA
3.2      By-Laws of NSCA
4.1      Form of Warrant
5.1      Investment banking Agreement between NSCA and The Merton Group, LLC
5.2      Investment banking Agreement between NSCA and Rivkalex Corp.
5.3      Employment Agreement between NSCA and Steven Cohen
5.4      Finder's Agreement between NSCA and Steven Cohen


ITEM 2. DESCRIPTION OF EXHIBITS.

(a) Financial Statements see Index to Financial Statements on page F-1 of the Registration Statement, which is incorporated herein by reference.
         (b) Exhibits See Exhibit Index.


EXHIBIT NO.

3.1      Certificate of Incorporation of NSCA
3.2      Bylaws of NSCA
4.1      Form of Warrant
5.1      Investment banking Agreement between NSCA and The Merton Group, LLC
5.2      Investment banking Agreement between NSCA and Rivkalex Corp.
5.3      Employment Agreement between NSCA and Steven Cohen
5.4      Finder's Agreement between NSCA and Steven Cohen

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 1, 2005                 NORTH SHORE CAPITAL ADVISORS CORP.


                               By:/s/Steven Cohen
                                 __________________________
                                     Steven Cohen, President and Sole Director